UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )(1)


                            FALCONSTOR SOFTWARE, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    306137100
                                 (CUSIP Number)

                                 August 22, 2001
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [_]  Rule 13d-1(b)
              [X]  Rule 13d-1(c)
              [_]  Rule 13d-1(d)



--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 306137100


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Eli Oxenhorn

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES            2,898,932 shares                                6.5%
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          454,770 shares                                   1.0%
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,898,932  shares                                6.5%
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            454,770 shares                                   1.0%
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,353,702 shares

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                      7.5%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

             IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 306137100


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Eli Oxenhorn Family Limited Partership

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES            454,770 shares                                  1.0%
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares                                           0%
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         454,770 shares                                   1.0%
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares                                           0%
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    454,770 shares

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                     1.0%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

               PN

________________________________________________________________________________

Item 1.

     (a)  FalconStor Software, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          125 Baylis Road
          Melville, New York 11747

          Common  Stock, $0.01 par value per share (CUSIP No. 306137100)


Item 2.

1.   (a)  Name of Person Filing:    Eli Oxenhorn
     (b)  Address of Principal Business Office, or, if none, Residence:
                                    56 The Intervale
                                    Roslyn Estates, New York 11576
     (c)  Citizenship:              United States
     (d)  Title of Class of Securities:
                                    Common Stock, $0.01 par value per share
     (e)  CUSIP Number:             306137100

2.   (a)  Name of Person Filing:    Eli Oxenhorn Family Limited Partnership
     (b)  Address of Principal Business Office, or, if none, Residence:
                                    56 The Intervale
                                    Roslyn Estates, New York 11576
     (c)  Citizenship:              Not applicable.
     (d)  Title of Class of Securities:
                                    Common Stock, $0.01 par value per share
     (e)  CUSIP Number:             306137100

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

          (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

          (b)  |_|  Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) |_| Investment company as registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);


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


          (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of May 4, 2001, by and among FalconStor, Inc., Empire Acquisition Corp., a direct wholly-owned subsidiary of Network Peripherals, Inc., and Network Peripherals, Inc., FalconStor, Inc. merged with Empire Acquisition Corp. and became a wholly-owned subsidiary of Network Peripherals, Inc.

     The conversion ratio was 0.721858 shares of the Common Stock of FalconStor Software, Inc. (formerly known as Network Peripherals, Inc.), for each share of the common stock of FalconStor, Inc.

1.  Eli Oxenhorn:
          (a)  Amount Beneficially Owned: 3,353,702(2,3,4) shares.
          (b)  Percent of Class:         7.5%
          (c)  Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote: 2,898,932(2) shares.
               (ii) shared power to vote or to direct the vote: 454,770(3,4) shares.
               (iii) sole power to dispose or to direct the disposition of:
                     2,898,932(2) shares.
               (iv)  shared power to dispose or to direct the disposition of:
                     454,770(3,4) shares.

2.  Eli Oxenhorn Family Limited Partnership:
          (a) Amount Beneficially Owned: 454,770(3) shares. Reporting person is the general partner of the Eli Oxenhorn Family Limited Partnership.
          (b)  Percent of Class: 1.0%
          (c)  Number of shares as to which such person has:

-------------------

     (2) Consists of 2,887,432 shares of Common Stock held by Mr. Oxenhorn, 3,500 shares held by the Eli Oxenhorn SEP IRA account and 8,000 shares held by the Eli Oxenhorn Rollover IRA Account.

     (3) Consists of 454,770 shares of Common Stock held by the Eli Oxenhorn Family Limited Partnership.

     (4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

              (i)   sole power to vote or to direct the vote: 454,770(3) shares.
              (ii)  shared power to vote or to direct the vote: 0 shares.
              (iii) sole power to dispose or to direct the disposition of:
                    454,770(3) shares.
              (iv) shared power to dispose or to direct the disposition of: 0 shares.


Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Instruction: Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          See Exhibit A for Joint Filing Agreement.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

               By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2001




                                   /s/ Eli Oxenhorn
                                   ---------------------------------------------
                                   Eli Oxenhorn



                                   Eli Oxenhorn Family Limited Partnership


                                   By:    /s/ Eli Oxenhorn
                                          --------------------------------------
                                   Name:  Eli Oxenhorn
                                   Title: General Partner





















Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A



                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of FalconStor Software, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 22nd day of August, 2001.




                                       /s/ Eli Oxenhorn
                                       -----------------------------------------
                                       Eli Oxenhorn



                                       Eli Oxenhorn Family Limited Partnership


                                       By:    /s/ Eli Oxenhorn
                                              --------------------------------
                                       Name:  Eli Oxenhorn
                                       Title: General Partner














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